SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

LIBERTY GLOBAL PLC
(Name of Issuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share
Liberty Global Class B Ordinary Shares, nominal value $0.01 per share
LiLAC Class A Ordinary Shares, nominal value $0.01 per share
LiLAC Class B Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104
Liberty Global Class B Ordinary Shares: G5480U 112
LiLAC Class A Ordinary Shares: G5480U 138
LiLAC Class B Ordinary Shares: G5480U 146
(CUSIP Numbers)

Michael T. Fries
c/o Liberty Global plc
1550 Wewatta Street, Suite 1000
Denver, CO 80202
(303) 220-6600
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

March 15, 2016
(Date of Event(s) Which Require(s) Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	G5480U 104 (Liberty Global Class A ordinary shares) G5480U 112 (Liberty Global Class B ordinary shares) G5480U 138 (LiLAC Class A ordinary shares) G5480U 146 (LiLAC Class B ordinary shares)	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael T. Fries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, P F, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Liberty Global Class A ordinary shares: Liberty Global Class B ordinary shares: LiLAC Class A ordinary shares: LiLAC Class B ordinary shares:	1,792,415(1), (2), (3), (4) 1,000,000(4) 219,486(1), (2), (3), (4) 175,867(4)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
		Liberty Global Class A ordinary shares: Liberty Global Class B ordinary shares: LiLAC Class A ordinary shares: LiLAC Class B ordinary shares:	1,792,415(1), (2), (3), (4) 1,000,000(4) 219,486(1), (2), (3), (4) 175,867(4)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	Liberty Global Class A ordinary shares: Liberty Global Class B ordinary shares: LiLAC Class A ordinary shares: LiLAC Class B ordinary shares:	1,792,415(1), (2), (3), (4) 1,000,000(4) 219,486(1), (2), (3), (4) 175,867(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)				☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Liberty Global Class A ordinary shares: Liberty Global Class B ordinary shares: LiLAC Class A ordinary shares: LiLAC Class B ordinary shares:	0.8% (1), (2), (3), (4), (5) 9.0%(5) 0.4% (1), (2), (3), (4), (5) 9.0%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

______________________________________________

(1) Includes (a) 216,177 LBTY A Shares and 2,401 LiLAC A Shares that would be issuable upon exercise by Mr. Fries of those of his SARs that are exercisable on, or will be exercisable within 60 days of, August 23, 2017 assuming exercise and net settlement at the closing sale price on August 18, 2017 of Liberty Global Class A Shares ($33.40) and LiLAC Class A Shares ($26.25), and without subtraction of additional shares for withholding tax obligation; (b) 1,000,000 Liberty Global Class A ordinary shares that are issuable upon conversion of Mr. Fries’ Liberty Global Class B ordinary shares; and (c) 175,867 LiLAC Class A ordinary shares that are issuable upon conversion of Mr. Fries’ LiLAC Class B ordinary shares.
(2) Includes 46,200 Liberty Global Class A ordinary shares and 8,074 LiLAC Class A ordinary shares held by a trust (the “Fries Trust”) managed by an independent trustee, of which the beneficiaries are Mr. Fries’ adult children. Mr. Fries has no pecuniary interest in the Fries Trust, but he retains the right to substitute the assets held by the Fries Trust, as to which shares Mr. Fries disclaims beneficial ownership.
(3) Includes 1,976 Liberty Global Class A ordinary shares and 345 LiLAC Class A ordinary shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.
(4) Each Liberty Global Class B ordinary share and LiLAC Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A ordinary share and one LiLAC Class A ordinary share, respectively.  Each Liberty Global Class A ordinary share and LiLAC Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share and LiLAC Class B ordinary share is entitled to ten votes. These four classes of ordinary shares generally vote together as a single class on all matters. Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B ordinary shares and LiLAC Class B ordinary shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 3.1% of the voting power with respect to the general election of directors of Liberty Global plc, a public limited company organized under the laws of England and Wales (the “Issuer”) based on the outstanding shares noted in note (5) below.  The number of Liberty Global Class B ordinary shares and LiLAC Class B ordinary shares reported in this filing excludes ordinary shares that are subject to the letter agreement discussed in Item 6 and owned by the Malone Trust (as defined in Item 6).
(5) Based on 225,487,900 Liberty Global Class A ordinary shares, 11,139,184 Liberty Global Class B ordinary shares, 48,662,604 LiLAC Class A ordinary shares, and 1,946,579 LiLAC Class B ordinary shares outstanding as of July 31, 2017.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. __)

Statement of
MICHAEL T. FRIES
Pursuant to Section 13(d) of the
Securities Exchange Act of 1934
in respect of
LIBERTY GLOBAL plc
This Statement on Schedule 13D filed by Michael T. Fries (“Mr. Fries”) with the Securities and Exchange Commission (“SEC”) on August 24, 2017, relates to (i) Liberty Global Class A ordinary shares, nominal value $0.01 per share (“Liberty Global Class A Shares”), of the Issuer,  (ii) Liberty Global Class B ordinary shares, nominal value $0.01 per share (“Liberty Global Class B Shares”), of the Issuer, (iii) Liberty Global Class C ordinary shares, nominal value $0.01 per share (“Liberty Global Class C Shares”), of the Issuer, (iv) LiLAC Class A ordinary shares, nominal value $0.01 per share (“LiLAC Class A Shares”), of the Issuer, (v) LiLAC Class B ordinary shares, nominal value $0.01 per share (“LiLAC Class B Shares”), of the Issuer, and (vi) the LiLAC Class C ordinary shares, nominal value $0.01 per shares (“LiLAC Class C Shares”), of Liberty Global plc, a public limited company organized under the law of England and Wales (the “Issuer”).
Item 1. Security and Issuer.
Michael T. Fries (“Mr. Fries”) is filing this Statement on Schedule 13D (this “Statement”) with respect to the following classes of ordinary shares of the Issuer, beneficially owned by Mr. Fries:
(a) Liberty Global Class A Shares;
(b) Liberty Global Class B Shares;
(c) Liberty Global Class C Shares;
(d) LiLAC Class A Shares;
(e) LiLAC Class B Shares; and
(e) LiLAC Class C Shares (together with Liberty Global Class A Shares, Liberty Global Class B Shares, Liberty Global Class C Shares, LiLAC Class A Shares and LiLAC Class B Shares, “Ordinary Shares”).

The principal executive offices of the Issuer are located at Griffin House, 161 Hammersmith Rd, London, United Kingdom, W6 8BS.
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the Liberty Global Class A Shares issuable upon conversion of Liberty Global Class B Shares and to the LiLAC Class A Shares issuable upon conversion of LiLAC Class B Shares. At the option of the holder, each Liberty Global Class B Share is convertible into one Liberty Global Class A Share and each LiLAC Class B Share is convertible into one LiLAC Class A Share. The Liberty Global Class A Shares are not convertible into Liberty Global Class B Shares and the LiLAC Class A Share are not convertible into LiLAC Class B Shares.
Item 2. Identity and Background.
The reporting person is Mr. Fries, whose business address is c/o Liberty Global plc, 1550 Wewatta Street, Suite 1000, Denver, CO 80202. Mr. Fries is a member of the Issuer’s board of directors and is the President and Chief Executive Officer of the Issuer.
During the period from the date five years prior to March 15, 2016 through the date this Statement is filed with the SEC, Mr. Fries has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Fries is a citizen of the United States of America.
Item 3. Source and Amount of Funds.
Taking into account distributions of LiLAC Group shares made in 2015 and 2016 to all holders of Liberty Global shares, Mr. Fries has acquired ownership of the following shares through compensatory arrangements (including purchases through a 401(k) account having the benefit of employer funded matching payments) with the Issuer in consideration of his service as an officer:
Liberty Global Class A Shares:	500,038
Liberty Global Class B Shares:	1,000,000
Liberty Global Class C Shares:	1,408,698
LiLAC Class A Shares:	159,011
LiLAC Class B Shares:	174,767
LILAC Class C Shares:	245,363

In addition to the shares acquired as described above, since December 31, 2015, Mr. Fries has also acquired securities of the Issuer using financing from personal funds and from borrowings of approximately $1,953,000.00 under a line of credit and margin loans extended to Mr. Fries by his bank and broker.

Item 4. Purpose of the Transaction.
Mr. Fries acquired beneficial ownership of the Ordinary Shares reported on this Statement pursuant to various transactions, including compensatory arrangements in connection with his service to the Issuer and through market purchases.  Mr. Fries holds and has acquired these Ordinary Shares for investment purposes.
Except as otherwise described in this Statement, Mr. Fries does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.
Mr. Fries is the President and Chief Executive Officer of the Issuer and a member of its board of directors.  As a result, Mr. Fries regularly has discussions with members of Issuer management, board members, and stockholders of Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.
Mr. Fries reviews his holdings in the Issuer from time to time. Depending on various factors, including, without limitation: the Issuer’s operations, prospects and strategic direction; actions taken by the board of directors; other business and investment opportunities available to Mr. Fries; estate planning and tax considerations; and market conditions (including the trading prices of the Ordinary Shares) and general economic and industry conditions.  Mr. Fries may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation: purchasing or otherwise acquiring additional Ordinary Shares or other financial instruments related to the Issuer in open market or privately negotiated transactions or pursuant to the exercise of share appreciation rights or under other compensatory stock plans of the Issuer; and selling or otherwise disposing of some or all of his beneficial or economic holdings, or otherwise changing his intention with respect to any and all matters referred to in the second paragraph of this item.
The information contained in Item 6 of this Statement is incorporated into this Item 4 by reference.
Item 5. Interest in Securities of the Issuer.
(a) Mr. Fries may be deemed to own Ordinary Shares as follows:

	Actual Ownership		Deemed Beneficial Ownership
Class	Number	Class Percentage	Number		Class Percentage
Liberty Global Class A	576,238	0.3	1,792,415	(1), (2), (3) (4)	0.8	(1), (2), (3), (4), (5)
Liberty Global Class B	1,000,000	9.0	1,000,000	(4)	9.0	(4), (5)
Liberty Global Class C	1,408,698	0.2	2,106,520	(1), (2), (3), (4)	0.4	(1), (2), (3), (4), (5)
LiLAC Class A	217,085	0.4	219,486	(1), (2), (3), (4)	0.4	(1), (2), (3), (4), (5)
LiLAC Class B	175,867	9.0	175,867	(4)	9.0	(4), (5)
LiLAC Class C	245,363	0.2	251,753	(1), (2), (3), (4)	0.2	(1), (2), (3), (4), (5)
_______________

(1) Includes (a) 216,177 LBTY A Shares, 697,822 LBTY C Shares, 2,401 LiLAC A Shares and 6,390 LiLAC C Shares that would be issuable upon exercise by Mr. Fries of those of his SARs that are exercisable on, or will be exercisable within 60 days of, August 23, 2017 assuming exercise and net settlement at the closing sale price on August 18, 2017 of Liberty Global Class A Shares ($33.40), Liberty Global Class C Shares ($32.39), LiLAC Class A Shares ($26.25) and LiLAC Class C Shares ($26.01), and without subtraction of additional shares for withholding tax obligation; (b) 1,000,000 Liberty Global Class A Shares that are issuable upon conversion of Mr. Fries’ Liberty Global Class B Shares; and (c) 175,867 LiLAC Class A Shares that are issuable upon conversion of Mr. Fries’ LiLAC Class B Shares.
(2) Includes 46,200 Liberty Global Class A Shares, 283,360 Liberty Global Class C Shares,  8,074 LiLAC Class A Shares and 49,522 LiLAC Class C Shares held by a trust (the “Fries Trust”) managed by an independent trustee, of which the beneficiaries are Mr. Fries’ adult children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust, as to which shares Mr. Fries disclaims beneficial ownership.
(3) Includes 1,976 Liberty Global Class A Shares, 13,059 Liberty Global Class C Shares, 345 LiLAC Class A Shares and 2,282 LiLAC Class C Shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.
(4) Each Liberty Global Class B Share and LiLAC Class B Share is convertible, at the option of the holder, into one Liberty Global Class A Share and one LiLAC Class B Share, respectively.  Each Liberty Global Class A Share and LiLAC Class A Share is entitled to one vote, whereas each Liberty Global Class B Share and LiLAC Class B Share is entitled to ten votes. These four classes of shares generally vote together as a single class on all matters.  Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B Shares and LiLAC Class B Shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 3.1% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted below.  The number of Liberty Global Class B ordinary shares and LiLAC Class B ordinary shares reported above excludes Ordinary Shares that are subject to the letter agreement discussed in Item 6 and owned by the Malone Trust (as defined in Item 6).
(5) Based on 225,487,900 Liberty Global Class A Shares, 11,139,184 Liberty Global Class B Shares, 595,562,538 Liberty Global Class C ordinary shares, 48,662,604 LiLAC Class A Shares, 1,946,579 LiLAC Class B Shares, and 120,772,146 LiLAC Class C Shares outstanding as of July 31, 2017.
(b) Mr. Fries has the sole power to vote, or to direct the voting of, his Ordinary Shares. Mr. Fries has the sole power to dispose of, or to direct the disposition of, his Ordinary Shares.  The Fries Trust holds 46,200 Liberty Global Class A ordinary shares and 8,074 LiLAC Class A ordinary shares, which Mr. Fries has no pecuniary interest in and disclaims beneficial ownership thereof.  To Mr. Fries’ knowledge, the Fries Trust has the sole power to vote and to dispose of, or to direct the voting or disposition of, the Ordinary Shares held by the Fries Trust.

(c) Except for the transactions described in Exhibit A to this Statement, all of which have been described in prior filings by Mr. Fries with the SEC, neither Mr. Fries nor, to his knowledge, the Fries Trust, has executed any transactions in respect of the Ordinary Shares during the period from the date sixty (60) days prior to March 15, 2016 through the date this Statement is filed with the SEC.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Pursuant to a letter agreement dated as of February 13, 2014, among Mr. Fries, John C. Malone, Chairman of the board of directors of the Issuer, and a trust with respect to which Mr. Malone is the sole trustee (the “Malone Trust Letter”) and, with his spouse, retains a unitrust interest in the trust (the “Malone Trust”), the parties agreed that, for so long as Mr. Fries is employed as a principal executive officer by the Issuer or serving on the Issuer’s board of directors, (a) in the event the Malone Trust or any Permitted Transferee (as defined in the Malone Trust Letter) is not voting the Liberty Global Class B Shares owned by the Malone Trust, Mr. Fries will have the right to vote such Liberty Global Class B Shares and (b) in the event the Malone Trust or any Permitted Transferee determines to sell such Liberty Global Class B Shares, Mr. Fries (individually or through an entity he controls) will have an exclusive right to negotiate to purchase such shares, and if the parties fail to come to an agreement and the Malone Trust or any Permitted Transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fries (or an entity controlled by him) will have a right to match the offer made by such third party.
The foregoing summary of the Malone Trust Letter does not purport to be complete and is qualified in its entirety by reference to the Malone Trust Letter, which is filed as exhibit 7(a) to this Statement.
The information contained in Item 4 is incorporated into this Item 6 by reference.
Item 7. Material to be Filed as Exhibits.
Exhibit	A	Transactions in Ordinary Shares Since January 15, 2016.
Exhibit	B	Letter Agreement, dated as of February 13, 2014, between Michael T. Fries, John C. Malone and the Malone LG 2013 Charitable Remainder Unitrust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Michael T. Fries
Dated August 24, 2017	Michael T. Fries